News Release

Alexco Provides Update on Bellekeno Operations And Outlines 2011 Exploration Plans

March 3, 2011 -- Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) (“Alexco” or the “Company”) is pleased to provide an interim update of operations performance at its newly-commissioned Bellekeno mine and outline 2011 plans for primary and advanced exploration in the Keno Hill Silver District, Yukon Territory. On the exploration front, Alexco plans to invest a minimum of $8 million in surface exploration work, including drilling at least 15,000 meters at a number of targets across the district. In addition, the Company plans to invest $10 million in advanced exploration at its Onek, Lucky Queen and Silver King properties, including 1,500 meters of underground development and 5,000 meters of definition drilling. Initial resource calculations for Onek and Lucky Queen are currently in progress, incorporating all prior exploration work including the results of the 2010 exploration program, and are expected to be released during the second quarter of calendar 2011.

Interim Bellekeno Operations Update

Since achieving commercial production effective January 1, 2011, and through the end of February, approximately 12,000 tonnes of ore have been processed at the Company’s newly-commissioned conventional flotation mill, producing 1,600 tonnes of lead concentrate and 620 tonnes of zinc concentrate. During the first two months of commercial production, mill heads have been blended by design to an average of 10% lead, 6% zinc and 900 grams per tonne silver to assist in fine-tuning metallurgical balance and recovery in the mill. Recoveries and concentrate grades for lead concentrate, which comprises approximately 85% of Bellekeno’s net revenue stream, are generally consistent with pre-production estimates, with lead and silver recoveries averaging approximately 93% and lead concentrate grades of approximately 68% lead and 6,000 grams per tonne silver. As originally planned, mill throughput has been steadily increased from an initial 200 tonnes per day in early January to approximately 260 tonnes per day in late February as mill availability improves, and a total of approximately 20,000 tonnes of throughput remains anticipated for the first quarter of calendar 2011. Under the Company’s calendar 2011 operating plan, mine output and mill throughput is scheduled to incrementally increase beyond 250 tonnes per day to achieve a minimum 2.8 million ounces of silver production in 2011. Underground exploration work comprising 140 meters of underground development and approximately 5,000 meters of diamond drilling is also expected to be completed at Bellekeno in calendar 2011.

Advanced Exploration Plans, 2011

Subject to receiving appropriate permits, Alexco anticipates initiating advanced exploration work at the Onek, Lucky Queen and Silver King Mine areas. This work, scheduled to begin in March, includes 1,500 meters of surface definition drilling in the vicinity of the historical Onek mine; approximately 1,500 meters of underground rehabilitation and development work at the historical Lucky Queen mine, in advance of approximately 2,500 meters of underground definition drilling; and a review of underground ore definition and mining options at the historical Silver King mine.

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In each of these cases, the advanced exploration work is expected to extend through the balance of calendar 2011, with the objective of positioning the Company to make production decisions for each property either in later 2011 or early 2012. Initial resource estimates are expected to be completed for the Onek and Lucky Queen silver–lead–zinc deposits in the second quarter of calendar 2011, and will be updated following advanced exploration work either late in calendar 2011 or early in 2012. At Silver King, a historical “reserve” estimate comprising 117,514 short tons of 43.6 ounces per ton silver and 1.4% lead was prepared in 1997 by the staff of the property’s former owner, United Keno Hill Mines Limited. Although believed by Alexco management to be relevant and reliable, this historical reserve estimate pre-dates National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and is not compliant with NI 43-101 resource categories. In addition, engineering and feasibility related work is continuing on the Company’s tailings project, where approximately 9.5 million ounces of silver have been defined within approximately 2.5 million tonnes of historical Elsa tailings (see news release dated May 6, 2010 entitled “Alexco Announces Initial Elsa Tailings Resource Estimate, Keno Hill”).

2011 Keno Hill Surface Exploration Highlights

  A 15,000 meter surface drill program, scheduled to begin in March, is planned for the Keno Hill Silver District, where the Company’s land holdings exceed 23,000 hectares. Surface exploration work will focus in a number of areas, including the new discoveries in the Bermingham and Flame & Moth areas, where the aim will be to define additional mineable silver resources.

  In addition to the systematic exploration and definition of new silver deposits as outlined above, the Company will continue its “blind target” exploration program, initiated in 2009 and designed to test targets where extrapolated stratigraphic, structural and geochemical patterns are similar to those associated with the larger and higher-grade historical silver deposits in the district. Typical of this work will be the numerous untested targets related to the historical Elsa – Husky silver deposits, centrally located within the Galena Hill mineralizing system.

  In the Bermingham area, drilling in 2010 southwest of the historical Bermingham underground workings and open pit intersected significant widths of silver-bearing mineralization in numerous drill holes, including 689 grams per tonne silver over 8.08 meters (see news release dated January 24, 2011 entitled “Alexco Identifies New 6.4 to 8.9 Meter Wide Silver Mineralized Zone at Bermingham, Keno Hill, Yukon”). This newly-discovered zone of mineralization occurs along the southwest extension of the structural zone that hosted the historical Hector Calumet mine, the largest silver producer in the Keno Hill district.

  Similarly, in the Flame & Moth area located adjacent to the new Keno Hill District mill, drilling in 2010 discovered a zone of mineralization occurring within a broad, regional-scale structural zone. Previously-reported drill results include intercepts up to 1,712 grams per tonne silver over 4.26 meters (see news release dated February 16, 2011 entitled “New Keno Hill Silver Discovery: 4.26 Meters of 49.9 Oz Per Ton Silver Intersected at Flame & Moth”). As at Bermingham, drilling in 2011 at Flame & Moth will be targeted to define and expand this new zone of mineralization. Assuming success, the Company aims to produce initial resource estimates for both Bermingham and Flame & Moth over the calendar 2011/2012 period.

From June 2006 through calendar 2010, Alexco has drilled 256 diamond drill holes totaling approximately 57,350 meters within the broad Keno Hill Silver District, over and above a further 255 holes and 32,400 meters drilled from surface and underground specifically in the Bellekeno mine area. In addition to this diamond drilling, Alexco completed 34 reverse circulation drill holes totaling approximately 1,150 meters in the McQuesten Valley area and 283 sonic drill holes totaling 910 meters in the area of the historical Elsa tailings. Over this period, the Company has also flown 2,016 line-kilometers of airborne geophysics, and has compiled approximately 35,000 historical production and exploration documents and digital data into a 300 gigabyte digital database.

To date, only 17 of the approximately 35 known historical mine areas occurring within Alexco’s Keno Hill district land holdings have been drill tested by Alexco. In addition to silver, and largely apart from the historical mines, the Company has also identified areas of gold mineralization requiring additional work.

Qualified Persons

The scientific and technical information about mine development and operations at the Bellekeno project on which this news release has been based was prepared by or under the supervision of Thomas Fudge, P.E., Senior Vice President, Engineering and Corporate Development for Alexco, while scientific and technical information regarding exploration projects on Alexco’s mineral properties has been prepared by or under the supervision Alan McOnie, FAusIMM, Vice President, Exploration for Alexco. Mr. Fudge and Mr. McOnie have both reviewed this news release, and both are Qualified Persons as defined by NI 43-101.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco’s business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company’s core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development of new mining opportunities.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company’s website at www.alexcoresource.com.

Some statements in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration and development activities; actual results of mining activities; actual results of consulting activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices.